Mail Stop 4561

November 14, 2006

Davis St. Clair
Chief Executive Officer and Chairman
MEDecision, Inc.
601 Lee Road
Chesterbrook Corporate Center
Wayne, PA 19087

> **Re: MEDecision, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 31, 2006**
> **File No. 333-136532**

Dear Mr. St. Clair:

We have reviewed your revised registration statement and have the following comments. For purposes of this comment letter, we refer to the pagination in a courtesy copy of amendment three to the Form S-1 marked to show changes that was provided to us by counsel.

Form S-1/A

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 62

Contractual Obligations and Commitments, page 65

1.   Revise your disclosure to discuss the financial covenants contained in your credit facility with Silicon Valley Bank. In this regard, we note Section 6.8 of exhibit 10.19 sets forth liquidity and net income covenants. Disclose the material terms of these covenants and state whether or not you are currently in compliance with all covenants.

Management, page 86

2.   We note that Mr. Blondin and Ms. Dow have been elected to your board of
        directors, effective upon the consummation of this offering. Please revise your
        signature page to have these directors sign the registration statement or include
        the consents required by Rule 438 of Regulation C.

Principal and Selling Shareholders, page 108

3.   Please refer to prior comment 17 from our letter dated October 19, 2006. In your
        response letter, please confirm our understanding that only shares of common
        stock being registered for resale by the selling shareholders are those issued upon
        the previous conversion or issuable upon future conversion of Series B and Series
        C preferred stock.

4.   Please revise footnote (2) to the table on page 109 to name the natural person(s)
        who exercises sole or shared voting and/or dispositive power over the shares
        being offered by Stockwell Fund, L.P.

5.   Please refer to prior comment 35 from our letter dated September 8, 2006. With
        respect to any selling shareholders that are affiliates of registered broker-dealers,
        expand the prospectus disclosure to identify them and indicate whether they
        acquired the securities to be resold in the ordinary course of business. Also
        indicate whether at the time of the acquisition they had any agreements,
        understandings or arrangements with any other persons, either directly or
        indirectly, to dispose of the securities.

Financial Statements

Note (3) Summary of Significant Accounting Policies

(d) Revenue Recognition, page F-12

6.   Your response to prior comment number 25 states that you sell five-year and one-
        year term licenses in the same contractual arrangements. Your response further
        indicates that while you have not established VSOE of fair value for the PCS
        element included in the one-year term license fee, you have established VSOE of
        fair value of the one-year term license and PCS in its entirety. Clarify why you
        believe that it is appropriate to establish VSOE of fair value of the delivered one-
        year term license and undelivered PCS elements in this arrangement as if they
        were one element. In addition, further clarify how you have met the criteria of
        paragraph 6.b of SOP 98-9 to apply the residual method in these arrangements as
        you have not established VSOE of fair value of all the undelivered elements (i.e.
        PCS element related to the one-year term license). If you conclude that you have

not established VSOE of all undelivered elements, tell us how your accounting for these arrangements complies with paragraph 12 of SOP 97-2.

7.   We note your response to prior comment number 27 with respect to your policy for classifying product and service fees derived in arrangements that require you to apply contract accounting. Please address the following comments with respect to your response:

- Your response indicates that you use the contractual value of the term license and professional service elements of these arrangements for statement of operations classification purposes. Clarify why you believe it is appropriate to use the contractual value to allocate arrangement fee for statement of operation classification purposes.

- In addition your response refers to the amount of revenue recognized from the proportional performance method of accounting. Therefore, we reissue and clarify the last sentence of our prior comment number 27. Please tell us how much revenue you recognized from contact accounting in fiscal years ended December 31, 2003, 2004, 2005 and the nine-months ended September 30, 2006. Note, your reference to the proportional performance method of accounting indicates that you are applying the provisions of SAB Topic 13 to your arrangements that require the application of contract accounting. We refer you to section II.F.2 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance released on December 1, 2005.

(u) Earnings (Loss) Per Share, page F-21

8.   We note you have revised your fiscal year 2005 diluted earnings per share in response to prior comment number 35. The revision appears to be the correction of an error of the previously reported diluted earnings per share. Tell us your consideration of providing the disclosure required by paragraph 25 of SFAS 154 for this error correction. Revise as appropriate.

(w) Recently Issued Accounting Standards, page F-24

9.   Your disclosure indicates that you are currently applying the rollover method to quantify identified financial statement misstatements. Please be advised if your registration statement is declared effective after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement. We refer you to footnote 6 of SAB 108. Please tell us whether the application of SAB 108 would have a material impact to the financial statements included in your registration statement. In addition, revise your disclosure as appropriate.

Note (6) Income Taxes, page F-27

10.   We note your response to prior comment number 36 with respect to your deferred
        tax asset valuation analysis. Your response indicates that you relied heavily on
        paragraph 102 of SFAS 109 when determining it was more likely than not that
        your deferred tax assets will be realized as you have concluded that you have not
        experienced cumulative losses in recent years. In addition, your response
        indicates that your projections for fiscal year 2006 and 2007 add to the weight of
        positive evidence. A projection, in and of itself, is not an example of positive
        evidence that might support a conclusion that a valuation allowance is not needed.
        Paragraph 24.a of SFAS 109 indicates that you would need "existing contracts or
        firm backlog that will produce more than enough taxable income to realize the
        deferred tax asset based on existing sales prices and cost structures." Clarify
        whether your projections are based on the evidence set forth in paragraph 24.a of
        SFAS 109 for both fiscal year 2006 and 2007. If not, your projections would not
        add to the weight of positive evidence supporting a conclusion that your deferred
        tax assets are realizable as the information cannot be objectively verified.
        Further, clarify whether you meet any of the examples of positive evidence set
        forth in paragraph 24 of SFAS 109. If not, it would appear that you are solely
        relying on the fact that you do not have cumulative losses in recent years to
        support your conclusion that your deferred tax assets are realizable. Please clarify
        why you believe this evidence alone is sufficient to conclude that your deferred
        tax assets are realizable or provide the additional evidence that your deferred tax
        assets are realizable (at a more likely than not level). We refer you to paragraph
        25 of SFAS 109.

(8) Common Stock, Warrants and Options

(c) Stock Options, page F-33

11.   We note your response to prior comment number 39 with respect to the valuation
        of your common stock. Please address the following additional comments with
        respect to your response:

        ▪   Your response indicates the elimination of the illiquidity discount of 15%
            applicable to private company shares increased the average fair value of your
            common stock by $2.26 per share after June 30, 2006. We also note that a
            present value discount factor was applied to the values determined under the
            M&A and IPO valuations, which was used to account for the time and
            uncertainty of the M&A and IPO process. Clarify whether these discounts are
            the same or whether these are two distinct discounts applied at each valuation
            date. Tell us why you believe it is appropriate to discount your common stock
            valuation for such factor(s). Also, clarify how the elimination of the 15%
            discount increased the value of your stock by $2.26 per share.

- Your response reconciles the difference in the fair value of the Company's shares of common stock of $6.34 at June 30, 3006 to the mid-point of the filing range of $15.00 per share. Please explain in greater detail the reasons why each factor contributed to the increase in fair value and quantify each factor you identify. For example, you identify an increase in the valuation of comparable companies without quantifying the impact of the increase. Indicate the per share price under the IPO scenario prior to applying the probability factor and account for any differences in valuations between the periods (e.g., differences in pre-money IPO valuation). That is, any difference should be supported by company specific evidence that can be objectively verified. In addition, tell us the impact of using different comparable companies than the companies used by the underwriters. Clarify how you determined the companies used in your analysis are comparable to your business (i.e., type of products and consumers, number of employees, etc.).

- We note that you have applied the common stock valuation as of December 31, 2005 to all stock options granted in the six-months ended December 31, 2005. Clarify how you determined the value of your common stock as of December 31, 2005 reflects the value in August 2005 and October 2005. That is, your response details several events that occurred in the fourth quarter 2005 (e.g. November 2005) that caused your stock price increase. Tell us how you considered the significance of these events when determining it was appropriate to use the value of your stock determined as of December 31, 2005 to stock options granted in August 2005 and October 2005. In addition, tell us the fair value you applied to stock options granted in the first six months of fiscal year 2006.

Part II

Exhibits, page II-4

12.   Since your application for confidential treatment relates to exhibits filed as part of a '33 Act document, please revise your reference to portions of certain exhibits being omitted pursuant to an application for confidential treatment pursuant to Rule 24b-2 to reference Rule 406 of the Securities Act.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (877) 767-8438
        Brian M. Katz, Esq.
        Pepper Hamilton, LLP
        Telephone: (215) 981-4000